Filed by Twin River Worldwide Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Dover Downs Gaming & Entertainment, Inc.

Commission File No.: 001-16791

Twin River Worldwide Holdings, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except share amounts)

(Unaudited)

	September 30,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$78,589	$85,814
Restricted cash	7,333	7,402
Accounts receivable, net	25,262	18,311
Receivables from related parties	4,406	5,396
Inventory	5,915	7,260
Prepaid expenses and other current assets	12,291	9,869
Total current assets	133,796	134,052

Property and equipment, net	414,715	335,548
Goodwill	132,035	132,035
Intangible assets, net	111,471	115,367
Deferred financing fees, net	714	1,132
Other assets	981	-
Total assets	$793,712	$718,134

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of term loan	$3,595	$33,325
Accounts payable	19,774	25,062
Accrued liabilities	68,699	57,849
Total current liabilities	92,068	116,236

Stock options	44,042	46,521
Deferred tax liability	14,295	11,646
Revolver	61,000	20,000
Term loan, net of current portion, discount and deferred financing fees	336,423	337,875
Total liabilities	547,828	532,278

Commitments and contingencies
Common stock, par value $0.01, at fair value at September 30, 2018 and December 31, 2017; 89,306 and 83,022 shares subject to possible redemption as of September 30, 2018 and December 31, 2017, respectively	11,312	9,053

Shareholders’ equity:
Common stock, par value $0.01; 100,000,000 shares authorized; 9,415,259 and 9,323,259 shares issued as of September 30, 2018 and December 31, 2017, respectively; 9,141,926 and 9,049,926 shares outstanding as of September 30, 2018 and December 31, 2017, respectively, net of treasury stock	91	90
Additional paid in capital	78,216	68,182
Treasury Stock, at cost, 273,333 shares as of September 30, 2018 and December 31, 2017	(22,275)	(22,275)
Retained earnings	178,540	130,806
Total shareholders' equity	234,572	176,803
Total liabilities and shareholders’ equity	$793,712	$718,134

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Twin River Worldwide Holdings, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Revenue:
Gaming	$82,067	$79,205	$243,915	$239,506
Racing	3,286	3,451	10,440	10,882
Hotel	5,712	5,353	15,652	15,316
Food and beverage	12,129	11,677	35,915	36,069
Other	7,300	6,876	20,193	19,726
Net revenue	110,494	106,562	326,115	321,499

Operating costs and expenses:
Gaming	17,906	16,682	51,660	49,117
Racing	2,317	2,357	7,041	7,568
Hotel	2,098	1,924	5,914	5,460
Food and beverage	9,656	9,128	28,324	28,553
Advertising, general and administrative	40,875	40,532	122,516	118,107
Expansion and pre-opening	2,139	62	2,624	95
Newport Grand disposal loss	656	-	6,541	-
Depreciation and amortization	5,196	5,275	15,543	16,866
Total operating costs and expenses	80,843	75,960	240,163	225,766
Income from operations	29,651	30,602	85,952	95,733

Other income (expense):
Interest income	42	50	120	142
Interest expense, net of amounts capitalized	(5,406)	(5,924)	(16,251)	(17,899)
Total other expense	(5,364)	(5,874)	(16,131)	(17,757)

Income before provision for income taxes	24,287	24,728	69,821	77,976

Provision for income taxes	(7,913)	(11,320)	(20,513)	(34,883)
Net income	16,374	13,408	49,308	43,093
Deemed dividends related to changes in fair value of common stock subject to possible redemption	1,036	(559)	(1,574)	(1,676)
Net income applicable to common stockholders	$17,410	$12,849	$47,734	$41,417

Net income per share, basic	$1.89	$1.41	$5.18	$4.54
Weighted average common shares outstanding, basic	9,231,232	9,119,204	9,222,792	9,118,847

Net income per share, diluted	$1.81	$1.33	$4.95	$4.31
Weighted average common shares outstanding, diluted	9,643,716	9,626,892	9,643,288	9,606,052

Note: Net income equals comprehensive income for all periods presented.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

Twin River Worldwide Holdings, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except share amounts)

(Unaudited)

	Common Stock		Additional Paid-in	Treasury	Retained	Total Shareholders'
	Shares	Amount	Capital	Stock	Earnings	Equity
Balance as of December 31, 2017	9,049,926	$90	$68,182	$(22,275)	$130,806	$176,803
Stock option exercised via repayment of non-recourse notes	92,000	1	9,020	-	-	9,021
Share-based compensation - equity awards	-	-	1,699	-	-	1,699
Release of restricted units	6,284	-	-	-	-	-
Common stock subject to possible redemption	(6,284)	-	(685)	-	-	(685)
Deemed dividends related to changes in fair value of common stock subject to possible redemption	-	-	-	-	(1,574)	(1,574)
Net income		-	-	-	49,308	49,308
Balance as of September 30, 2018	9,141,926	$91	$78,216	$(22,275)	$178,540	$234,572

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

Twin River Worldwide Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$49,308	$43,093
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	11,438	12,679
Amortization of intangibles	4,105	4,187
Share-based compensation - liability awards	5,652	12,955
Share-based compensation - equity awards	1,699	842
Amortization of deferred financing fees	1,787	1,703
Amortization of original issue discount	693	887
Bad debt expense	182	111
Deferred income taxes	2,649	1,354
Newport Grand disposal loss	6,541	-
Gain on disposal of property and equipment	-	(24)
Changes in operating assets and liabilities:
Accounts receivable	(7,133)	(3,184)
Inventory	1,345	163
Prepaid expenses and other current assets	(2,422)	3,362
Accounts payable	1,066	(1,548)
Accrued liabilities	5,135	99
Net cash provided by operating activities	82,045	76,679

Cash flows from investing activities:
Deposit paid	(981)	-
Repayment of loans from officers and directors	1,073	-
Proceeds from sale of land and building for Newport Grand disposal	7,108	-
Proceeds from sale of property and equipment	5	20
Capital expenditures, excluding Tiverton Casino Hotel and new hotel at Twin River Casino	(5,107)	(5,758)
Capital expenditures - Tiverton Casino Hotel	(79,010)	(18,449)
Capital expenditures - new hotel at Twin River Casino	(20,781)	(1,079)
Payments associated with gaming license	(209)	-
Net cash used in investing activities	(97,902)	(25,266)

Cash flows from financing activities:
Revolver borrowing	41,000	-
Revolver repayments	-	(25,000)
Term loan repayments	(33,327)	(10,364)
Payment of financing fees	-	(100)
Stock options exercised via repayment of non-recourse notes	890	-
Net cash provided by (used in) financing activities	8,563	(35,464)

Net change in cash and cash equivalents and restricted cash	(7,294)	15,949
Cash and equivalents and restricted cash, beginning of period	93,216	61,802
Cash and equivalents and restricted cash, end of period	$85,922	$77,751

4

Supplemental disclosure of cash flow information:
Cash paid for interest	$17,005	$15,187
Cash paid for income taxes	$17,017	$31,114

Non-cash investing and financing activities:
Unpaid property and equipment	$24,219	$12,719
Intrinsic value of stock option exercised via repayment of non-recourse note	$8,131	$-
Deemed dividends related to changes in fair value of common stock subject to possible redemption	$2,259	$2,002

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

1. General Information

Description of Business

Twin River Worldwide Holdings, Inc. (the “Company”) was formed on March 1, 2004. Twin River Management Group, Inc. (“TRMG”), is a wholly owned subsidiary of the Company and is the parent company of UTGR, Inc. (“Twin River Casino”), Premier Entertainment Biloxi LLC and subsidiaries (“Hard Rock Biloxi”), Premier Entertainment II, LLC (“Newport Grand”), Mile High USA, Inc. and subsidiaries (“Mile High USA”) and Twin River-Tiverton, LLC (“Tiverton Casino Hotel”), all of which are wholly owned subsidiaries of TRMG.

Twin River Casino is located in Lincoln, Rhode Island and is authorized to house a maximum of 4,752 Video Lottery Terminals (“VLTs”) and traditional casino table games on behalf of the State of Rhode Island. Twin River Casino is entitled to a blended 27.8% share of VLT revenue when the maximum number of VLTs are in operation and is entitled to an 83.5% share of revenue from table games as of September 30, 2018. As of September 30, 2018, the property houses approximately 4,200 VLTs, and is entitled to a 28.0% share of VLT revenue on those machines and offers approximately 100 traditional table games, 25 poker tables and 30 stadium gaming positions in addition to simulcast racing, various food and beverage venues and a multi-purpose event center.

Hard Rock Biloxi’s operations consist of a casino and hotel located in Biloxi, Mississippi. As of September 30, 2018, the property houses approximately 1,200 slot machines, 50 table games and two hotel towers containing 479 guest rooms and suites, a pool with swim up bar and a spa. The property also features a variety of restaurants and nightlife options.

On April 19, 2015, TRMG formed Premier Entertainment II, LLC and on July 14, 2015, Premier Entertainment II LLC acquired substantially all of the assets of Newport Grand Casino located in Newport, Rhode Island. Newport Grand housed approximately 1,100 VLTs on behalf of the State of Rhode Island and also offered simulcast wagering as well as a restaurant and bar. Until Newport Grand closed on August 28, 2018, Newport Grand was entitled to a 28.0% share of VLT revenue. The Company has included the results of Newport Grand in its condensed consolidated financial statements from the date of acquisition until the date of closing. See Note 3.

On February 3, 2015, TRMG formed Border Investments LLC for the purpose of acquiring the rights to land located in Tiverton, Rhode Island and subsequently proposed a relocation of the existing Newport Grand gaming license to a new casino to be developed in that town. On November 9, 2015, TRMG formed Twin River-Tiverton, LLC to develop and house the new casino. The Tiverton casino was approved by a majority vote in both the State of Rhode Island and the Town of Tiverton on November 8, 2016. During 2017, the land acquired by Border Investments LLC was transferred to Twin River-Tiverton, LLC and Border Investments LLC was dissolved. On September 1, 2018, the casino and hotel located in Tiverton, Rhode Island (“Tiverton Casino Hotel”) began operations. As of September 30, 2018, the property houses approximately 1,000 VLTs and 35 table games on behalf of the State of Rhode Island. Tiverton Casino Hotel is entitled to a 28.0% share of VLT revenue and an 83.5% share of revenue from table games as of September 30, 2018. The Tiverton Casino Hotel has an 83-room hotel.

Mile High USA’s operations consist of one horse racing track and simulcast wagering at Arapahoe Park Racetrack in Aurora, Colorado, as well as simulcast horse and dog wagering at its licensed Off-Track Betting (“OTB”) sites.

The Company has two reportable segments which are operated and managed regionally as follows: 1) Rhode Island and 2) Biloxi. See Note 15.

On July 22, 2018, the Company entered into a Transaction Agreement (the “Agreement”) with Dover Downs Gaming & Entertainment, Inc. (“Dover Downs”), and Double Acquisition Corp., an indirect wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things and subject to the conditions set forth therein, Merger Sub will merge with and into Dover Downs (the “Merger”), with Dover Downs becoming an indirect wholly-owned subsidiary of the Company. See Note 13.

6

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying condensed consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary TRMG and its subsidiaries. All intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and judgments including those related to the allowance for doubtful accounts, valuation of goodwill and intangible assets, recoverability and useful lives of tangible and intangible long-lived assets, accruals for players club card incentives and for potential liabilities related to any lawsuits or claims brought against the Company, fair value of financial instruments, stock compensation and valuation allowances for deferred tax assets. The Company bases its estimates and judgments on historical experience and other relevant factors impacting the carrying value of assets and liabilities. Actual results may differ from these estimates.

The accompanying condensed consolidated balance sheet as of September 30, 2018, and the condensed consolidated statements of operations and comprehensive income for the three and nine months ended September 30, 2018 and 2017, the condensed consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2018 and the condensed consolidated statements of cash flows for the nine months ended September 30, 2018 and 2017 are unaudited. These unaudited interim financial statements have been prepared on the same basis as the audited consolidated financial statements, and in management’s opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of September 30, 2018 and its results of operations for the three and nine months ended September 30, 2018 and 2017, changes in shareholders’ equity for the nine months ended September 30, 2018 and cash flows for the nine months ended September 30, 2018 and 2017. These interim condensed consolidated financial statements should be read in conjunction with the Company’s most recent audited financial statements and notes thereto for the fiscal year ended December 31, 2017, included in the Dover Downs proxy statement filed on November 5, 2018. The financial data and the other financial information disclosed in the notes to these consolidated financial statements related to the three and nine month periods are also unaudited. The results of operations for the three and nine months ended September 30, 2018 and 2017 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Segments

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. Certain operating segments are aggregated into reportable segments. See Note 15.

Significant Accounting Policies

There have been no material changes in the Company’s significant accounting policies to those previously disclosed in the Company’s December 31, 2017 audited consolidated financial statements, which are included with in the Dover Downs proxy statement filed on November 5, 2018.

Restricted Cash

As of September 30, 2018 and December 31, 2017, restricted cash of $7.3 million and $7.4 million, respectively, was comprised of VLT and table games cash payable to the State of Rhode Island which is unavailable for the Company’s use. The following table reconciles cash and restricted cash in the condensed consolidated balance sheets to the total shown on the condensed consolidated statements of cash flows.

7

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

	September 30,
	2018	2017
Cash and cash equivalents	$78,589	$71,940
Restricted cash	7,333	5,811
Total cash and cash equivalents and restricted cash	$85,922	$77,751

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable are primarily comprised of receivables from the State of Rhode Island for Twin River Casino’s, Tiverton Casino Hotel’s and Newport Grand’s share of VLT and table games revenue, receivables from tracks and off-track betting locations that air simulcast races and casino and hotel receivables. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a specific review of customer accounts as well as historical collection experience and current economic conditions. The allowance was $1.0 million and $0.8 million at September 30, 2018 and December 31, 2017, respectively.

Property and Equipment

The Company applied “fresh start accounting” upon emergence from Chapter 11 reorganization, in accordance with the guidance of Accounting Standards Codification (“ASC”) 805, Business Combinations and ASC 852, Reorganizations. As a result of “fresh start accounting”, the Company adjusted property and equipment to reflect its fair value on November 5, 2010 (“Emergence Date”). Additions subsequent to that date have been recorded at cost.

Property and equipment obtained in connection with acquisitions is valued at its estimated fair value as of the date of acquisition. Additions subsequent to the acquisition date are recorded at cost.

Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method. Expenditures for renewals and betterments that extend the life or value of an asset are capitalized; expenditures for repairs and maintenance are charged to expense as incurred. The costs and related accumulated depreciation applicable to assets sold or disposed are removed from the balance sheet accounts and the resulting gains or losses are reflected in the accompanying condensed consolidated statements of operations.

Development costs directly associated with the acquisition, development and construction of a project are capitalized as a cost of the project during the periods in which activities necessary to prepare the property for its intended use are in progress. Interest costs associated with major construction projects are capitalized as part of the cost of the constructed assets. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using the weighted-average cost of borrowing. Capitalization of interest ceases when the project (or discernible portions of the project) is substantially complete. If substantially all of the construction activities of a project are suspended, capitalization of interest will cease until such activities are resumed. During the three and nine months ended September 30, 2018, capitalized interest was $1.3 million and $3.4 million, respectively. There was no interest capitalized during the three and nine months ended September 30, 2017.

Debt Issuance Costs and Debt Discounts

Debt issuance costs and debt discounts incurred in connection with obtaining and amending financing have been included as a component of the carrying amount of debt, with the exception of revolving credit facility debt issuance costs, which are included in Deferred financing fees, net in the condensed consolidated balance sheets.

Debt issuance costs and debt discounts are amortized over the contractual term of the debt to interest expense. Debt issuance costs of the revolving credit facility are amortized on a straight-line basis, while all other debt issuance costs and debt discounts are amortized using the effective interest method. Amortization of debt issuance costs and debt discounts included in interest expense was $0.6 million and $0.7 million for the three months ended September 30, 2018 and 2017, respectively, and $2.5 million and $2.6 million for the nine months ended September 30, 2018 and 2017, respectively.

8

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

Revenue Recognition

The Company accounts for revenue earned from contracts with customers under ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company generates revenue from five principal sources: gaming services, hotel, racing, food and beverage and other.

Gaming revenue includes Twin River Casino’s, Tiverton Casino Hotel’s (upon its opening on September 1, 2018) and Newport Grand’s (until its closing on August 28, 2018) share of VLT revenue as determined by their respective master VLT contracts with the State of Rhode Island. Twin River Casino is entitled to a 28.85% share of VLT revenue on the initial 3,002 units and a 26.00% share on VLT revenue generated from units in excess of 3,002. Tiverton Casino Hotel is and Newport Grand was entitled to receive a percentage of VLT revenue that is equivalent to the percentage received by Twin River Casino. Gaming revenue also includes Twin River Casino’s and Tiverton Casino Hotel’s share of table games revenue whereby Twin River Casino and Tiverton Casino Hotel are entitled to an 83.5% share of table games revenue generated. Revenue is recognized when the wager is complete, which is when the customer has received the benefits of the Company’s gaming services and the Company has a present right to payment. The Company records revenue on a net basis which is the percentage share of VLT revenue received as the Company acts as an agent in operating the gaming service on behalf of the State of Rhode Island.

Gaming revenue also includes Hard Rock Biloxi’s casino revenue, which is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for chips outstanding and “ticket-in, ticket-out” coupons in the customers’ possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of credits played, are charged to revenue as the amount of the progressive jackpots increase.

Gaming services contracts have two performance obligations for those customers earning incentives under the Company’s player loyalty programs and a single performance obligation for customers who do not participate in the programs. The Company applies a practical expedient by accounting for its gaming contracts on a portfolio basis as such wagers have similar characteristics and the Company reasonably expects the effects on the financial statements of applying the revenue recognition guidance to the portfolio do not differ materially from that which would result if applying the guidance to an individual wagering contract. For purposes of allocating the transaction price in a wagering contract between the wagering performance obligation and the obligation associated with incentives earned under loyalty programs, the Company allocates an amount to the loyalty program contract liability based on the stand-alone selling price of the incentives earned for a hotel room stay, food and beverage or other amenities. The performance obligations for the incentives earned under the loyalty programs are deferred and recognized as revenue when the customer redeems the incentive. When redeemed, revenue is recognized in the department that provides the goods or service. After allocating revenue to other goods and services provided as part of casino wager contracts, the Company records the residual amount to casino revenue.

Hotel revenue is recognized at the time of occupancy, which is when the customer obtains control through occupancy of the room. Advance deposits for hotel rooms are recorded as liabilities until revenue recognition criteria are met.

Racing revenue includes Twin River Casino’s, Newport Grand’s, Tiverton Casino Hotel’s and Mile High USA’s share of wagering from live racing and the import of simulcast signals. Racing revenue is recognized when the wager is complete based on an established take out percentage. The Company functions as an agent to the pari-mutuel pool. Therefore, fees and obligations related to the Company’s share of purse funding, simulcasting fees, tote fees, pari-mutuel taxes, and other fees directly related to the Company’s racing operations are reported on a net basis and included as a deduction to racing revenue.

Food and beverage revenue are recognized at the time the goods are sold from Company-operated outlets.

9

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

All other revenues are recognized at the time the goods are sold or the service is provided.

The following table provides a disaggregation of net revenue by segment for the three and nine months ended September 30, 2018 and 2017:

	Rhode
Three Months Ended September 30, 2018	Island	Biloxi	Other	Total
Gaming	$61,209	$20,858	$-	$82,067
Racing	900	-	2,386	3,286
Hotel	109	5,603	-	5,712
Food and beverage	6,928	5,198	3	12,129
Other	5,633	1,542	125	7,300
Net revenue	$74,779	$33,201	$2,514	$110,494

	Rhode
Three Months Ended September 30, 2017	Island	Biloxi	Other	Total
Gaming	$59,213	$19,992	$-	$79,205
Racing	940	-	2,511	3,451
Hotel	-	5,353	-	5,353
Food and beverage	6,601	5,069	7	11,677
Other	5,342	1,411	123	6,876
Net revenue	$72,096	$31,825	$2,641	$106,562

	Rhode
Nine Months Ended September 30, 2018	Island	Biloxi	Other	Total
Gaming	$182,567	$61,348	$-	$243,915
Racing	2,883	-	7,557	10,440
Hotel	109	15,543	-	15,652
Food and beverage	21,599	14,311	5	35,915
Other	15,929	4,022	242	20,193
Net revenue	$223,087	$95,224	$7,804	$326,115

	Rhode
Nine Months Ended September 30, 2017	Island	Biloxi	Other	Total
Gaming	$178,530	$60,976	$-	$239,506
Racing	3,029	-	7,853	10,882
Hotel	-	15,316	-	15,316
Food and beverage	21,517	14,543	9	36,069
Other	15,445	4,047	234	19,726
Net revenue	$218,521	$94,882	$8,096	$321,499

The Company currently has loyalty programs for its gaming patrons which allows them to earn incentives based on the volume of their gaming activity. Under Topic 606, incentives awarded under customer loyalty programs are considered a material right given to gaming patrons based on their gaming play and are accounted for as a separate performance obligation. Topic 606 requires the Company to allocate revenues associated with the gaming patrons’ gaming activity between gaming revenue and the value of the incentives earned after factoring in the likelihood of redemption. As a result, gaming revenues are reduced with a corresponding increase to other operating revenues or the incentive liability. The value of the unredeemed incentives is now determined based on the estimated standalone selling price of the incentives earned. The revenue associated with the incentives earned is recognized in the period in which they are redeemed. In accordance with Topic 606, the following incentives were allocated from gaming revenue using the residual approach for the three and nine months ended September 30, 2018 and 2017:

10

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Hotel rooms	$2,945	$2,918	$8,270	$8,823
Food and beverage	5,908	5,880	17,465	18,217
Other	1,656	1,604	4,234	4,505
	$10,509	$10,402	$29,969	$31,545

The Company’s receivables related to contracts with customers are primarily comprised of marker balances and other amounts due from gaming activities, amounts due for hotel stays, and amounts due from tracks and off-track betting locations. The Company’s receivables related to contracts with customers are $13.7 million and $12.1 million at September 30, 2018 and December 31, 2017, respectively. The Company has the following liabilities related to contracts with customers: liabilities for loyalty programs, deposits made in advance for goods and services yet to be provided, and unpaid wagers. All of the contract liabilities are short term in nature. Loyalty program incentives earned by customers are typically redeemed within one year from when they are earned and expire if a customer’s account is inactive for more than twelve months; therefore, the majority outstanding at the end of a period will either be redeemed or expire within the next year. The Company’s contract liabilities related to loyalty programs were $9.4 million and $9.0 million at September 30, 2018 and December 31, 2017, respectively, and are included as Accrued liabilities in the condensed consolidated balance sheets. The Company recognized $2.1 million and $2.1 million of revenue related to loyalty program redemptions for the three months ended September 30, 2018 and 2017, respectively. The Company recognized $6.1 million and $6.0 million of revenue related to loyalty program redemptions for the nine months ended September 30, 2018 and 2017, respectively.

Advance deposits are typically for future banquet events and to reserve hotel rooms. These deposits are usually received weeks or months in advance of the event or hotel stay. Unpaid pari-mutuel tickets not claimed within twelve months by the customer who earned them are escheated to the state. The Company’s contract liabilities related to deposits from customers were $1.3 million and $1.3 million at September 30, 2018 and December 31, 2017, respectively, and are included as Accrued liabilities in the condensed consolidated balance sheets.

Topic 606 requires complimentary items to be considered a separate performance obligation, which requires the Company to allocate a portion of revenue from a gaming transaction to other operating revenue based on the estimated standalone selling prices of the promotional items provided. For example, when a casino customer is given a complimentary room, the Company is required to allocate a portion of the casino revenue earned from the customer to hotel revenue based on the estimated standalone selling price of the hotel room. The estimated standalone selling price of hotel rooms is determined based on observable prices. The standalone selling price of food and beverage, and other miscellaneous goods and services is determined based upon the actual retail prices charged customers for those items. Revenue is recognized in the period the goods or service is provided.

Advertising Expense

The Company expenses advertising costs as incurred. For the three months ended September 30, 2018 and 2017, advertising expense was $1.5 million and $1.4 million, respectively. For the nine months ended September 30, 2018 and 2017, advertising expense was $4.4 million and $4.5 million, respectively.

Self-Insurance

The Company is self-insured for employee medical insurance coverage up to an individual stop loss of $100,000 in 2018 and 2017. Self-insurance liabilities are estimated based on the Company’s claims experience and are included in Accrued liabilities in the condensed consolidated balance sheets. Such amounts were $1.1 million and $1.0 million at September 30, 2018 and December 31, 2017, respectively.

11

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

Expansion and Pre-opening Expenses

Expansion and pre-opening expenses are charged to expense as incurred. The Company defines pre-opening expenses as costs incurred before the property commences commercial operations and defines expansion expenses as costs incurred in connection the opening of a new facility or significant expansion of an existing property. Costs classified as Expansion and pre-opening costs consist primarily of marketing, master planning, conceptual design fees and legal and professional fees that are not eligible for capitalization incurred in connection with Tiverton Casino Hotel and the Lincoln hotel. Expansion and pre-opening costs for the three months ended September 30, 2018 and 2017 were $2.1 million and $62,000, respectively. Expansion and pre-opening costs for the nine months ended September 30, 2018 and 2017 were $2.6 million and $0.1 million, respectively.

Interest Expense

Interest expense is comprised of interest costs for the Company’s debt, amortization of deferred financing fees and original issue discount, net of amounts capitalized for construction projects. Interest expense recorded in the accompanying statements of operations totaled $5.4 million and $5.9 million for the three months ended September 30, 2018 and 2017, respectively. Interest expense recorded in the accompanying statements of operations totaled $16.3 million and $17.9 million for the nine months ended September 30, 2018 and 2017, respectively.

Concentrations of Credit Risk

ASC 825, Financial Instruments, requires disclosure of significant concentrations of credit risk regardless of the degree of such risk. As of September 30, 2018 and December 31, 2017, the Company’s financial instruments, which potentially expose the Company to concentrations of credit risk, consisted of cash and trade receivables. The Company maintains cash with financial institutions in excess of federally insured limits however management believes the credit risk is mitigated by the quality of the institutions holding such deposits.

The Company has recorded accounts receivable from the State of Rhode Island, tracks, off-track betting locations and casino and hotel receivables. The Company has evaluated the collectability of the receivables and believes all receivables, net of the allowance for doubtful accounts, to be collectible and the credit risk to be minimal. As of September 30, 2018 and December 31, 2017, receivables from the State of Rhode Island comprised approximately 68% of the accounts receivable balance in each of the periods.

For each of the three months ended September 30, 2018 and 2017, gaming revenue from the State of Rhode Island accounted for 56% of net revenue. For the nine months ended September 30, 2018 and 2017, gaming revenue from the State of Rhode Island accounted for 56% of net revenue in each of the periods. Based on the Contract with the State of Rhode Island and historical experience, the Company’s management believes any credit risk to be minimal.

Recent Accounting Pronouncements:

Standards implemented

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), amending revenue recognition guidance and requiring more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The core principle of Topic 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additional ASUs have been issued that are part of the overall new revenue guidance including: (i) ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), (ii) ASU 2016-10, Identifying Performance Obligations and Licensing , (iii) ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers and (iv) ASU 2016-12, Narrow Scope Improvements and Practical Expedients, which clarified guidance on certain items such as reporting revenue as a principal or agent, identifying performance obligations, accounting for fixed odds wagering contracts associated with the Company’s racing operations, accounting for intellectual property licenses and accessing collectability and presentation of sales tax. The Company adopted Topic 606 on January 1, 2018 using the full retrospective method.

12

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

Topic 606 changed the presentation of net revenue and operating expenses. Prior to the adoption of Topic 606, the retail value of complimentary hotel rooms, food, beverages and other services provided to the Company’s customers was included in gross revenue, with an offsetting reduction for promotional allowances to derive net revenues. The estimated direct cost of providing these items was charged to the casino through interdepartmental allocations and included in gaming expenses. Under the new guidance, revenues are allocated among the revenue classifications based on the relative standalone selling prices of the goods and services provided to the customer after factoring in the likelihood of redemption of incentives. The accounting for the Company’s loyalty programs was also impacted, with changes to the timing and/or classification of certain transactions between net revenue and operating expenses.

The effects of the adoption of Topic 606 on the condensed consolidated statements of operations and comprehensive income for the three and nine months ended September 30, 2017 was as follows:

	September 30, 2017
	Three Months	Nine Months
Revenues
Gaming	$(11,696)	$(35,218)
Racing	(976)	(2,816)
Hotel	(51)	(160)
Food and beverage	(329)	(1,135)
Entertainment and other	154	447
Gross revenues	(12,898)	(38,882)
Less: Promotional allowances	10,787	32,852
Net revenues	(2,111)	(6,030)

Operating costs and expenses
Gaming	(6,568)	(20,367)
Racing	(976)	(2,816)
Hotel	1,077	3,207
Food and beverage	4,632	14,809
Advertising, general and administrative	(276)	(863)
Total operating costs and expenses	(2,111)	(6,030)
Income from operations	$-	$-

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment. This standard simplifies the quantitative goodwill impairment test by eliminating the second step of the test. Under this standard, impairment will be measured by comparing the estimated fair value of the reporting unit with its carrying value. The Company early adopted this standard in conjunction with its 2017 goodwill impairment test. Adoption of this standard did not have a material impact on the results of the Company’s goodwill impairment test.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718) — Improvements to Employee Share-Based Payment, aimed at simplifying the accounting for share-based transactions. The standard included modifications to the accounting for income taxes upon vesting or settlement of equity awards, employer tax withholding on share-based compensation and financial statement presentation of excess tax benefits. The standard also provides an alternative on incorporating forfeitures in share-based compensation. The Company adopted the standard effective January 1, 2017; adoption did not have a material impact on the Company’s condensed consolidated financial statements.

13

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows — Restricted Cash. The amendments in this update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this standard effective January 1, 2018 by retrospective restatement of all prior period consolidated statements of cash flows.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330). This standard update simplified the subsequent measurement of inventory, excluding inventory accounted for under the last-in, first-out or the retail inventory methods. The update replaced the current lower of cost or market test with a lower of cost and net realizable value test. Under the prior guidance, market could be replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The adoption of ASU 2015-11 was applied prospectively and as of January 1, 2017 did not have an impact on the Company’s condensed consolidated financial statements.

Standards to be implemented

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10 and ASU 2018-11 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company in the first quarter of fiscal 2019 and earlier adoption is permitted. The Company is currently evaluating the impact of the pending adoption of Topic 842 on the consolidated financial statements. The Company currently expects that most of its operating lease commitments will be subject to the new standard and recognized as operating lease liabilities and right-of-use assets upon the adoption of Topic 842, which will increase total assets and total liabilities that the Company reports relative to such amounts prior to adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments. This standard amends several aspects of the measurement of credit losses on financial instruments, including trade receivables. The standard replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model and amends certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of the financial assets, based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted for annual and interim periods beginning after December 15, 2018. Adoption is through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (a modified-retrospective approach). The impact of adoption on the Company’s financial statements will depend on, among other things, the economic environment and the type of financial assets held on the date of adoption.

14

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. The Company does not expect the adoption of this guidance to have a material impact on its condensed consolidated Financial Statements.

3. Sale of Newport Grand

On January 17, 2018, Newport Grand entered into a Purchase and Sale Agreement (the “Sale Agreement”) with a third party (the “Buyer”), pursuant to which the Buyer acquired the land and building relating to Newport Grand for $10.2 million in a transaction that closed on May 1, 2018. The Company leased back the Newport Grand from May 1, 2018 until November 1, 2018 at which time it vacated the property. This lease is accounted for as an operating lease. On August 28, 2018, Newport Grand was closed, and Tiverton Casino Hotel was opened on September 1, 2018.

As of January 17, 2018, Newport Grand met the accounting guidance for assets held for sale, thus the Company recorded an impairment loss of $4.2 million for the difference between the fair value and the carrying value of the land, building and building improvements included in the Sale Agreement. The Company also recorded an expense of $2.4 million, in accordance with ASC 450, Contingencies, as the amount due for the Participation Rights became probable and reasonably estimable on this date. The move from Newport Grand to Tiverton Casino Hotel occurred on September 1, 2018.

The following sets forth the calculation of the Newport Grand disposal loss on the date the Company entered into the Sale Agreement:

Sale price	$10,150
Land, building and improvement costs sold or written off	(12,993)
Transaction costs	(669)
Impairment loss	(3,512)
Participation fees	(2,373)
Land, building and improvement disposal loss	(5,885)
Equipment written-off upon facility closure	(656)
Newport Grand disposal loss	$(6,541)

The sale of the Newport Grand assets did not qualify as a discontinued operation as the sale is not a strategic shift that has (or will have) a major effect on its operations and financial results.

4. Related Party Transactions

Notes Receivable from Officers, Directors and Employees

In July and November 2015, in connection with the exercise of stock options under the 2010 BLB Worldwide Holdings, Inc. Stock Option Plan (see Note 9), certain officers, directors and employees executed Secured Promissory Notes payable to TRMG in amounts equal to the total exercise price of their stock options plus, in the case of certain officers, the amount of income taxes payable in connection with the exercise. In April 2016, certain directors executed secured promissory notes payable to TRMG in amounts equal to the amount of income taxes payable in connection with the July 2015 exercise.

15

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

The notes are payable in full five years from the date of issuance and bear interest at rates ranging from 1.33% to 1.84%. Accrued interest on the notes is due upon the payment or prepayment of any principal. Upon election of the maker, interest may be paid quarterly on the last business day of each calendar quarter. Any unpaid interest at the end of a calendar quarter is added to the principal of the note, thereby compounding quarterly. The notes may be prepaid at any time, in whole or in part, without premium or penalty. The notes are secured by the shares issued in connection with the stock option exercise and are therefore considered nonrecourse for accounting purposes. As such, (i) the purchase of common stock with promissory notes continued to be accounted for as stock options and (ii) no receivable for amounts due under the promissory notes for the exercise price of the stock options was recorded on the Company’s condensed consolidated balance sheets.

As of September 30, 2018 and December 31, 2017, there were $3.4 million and $4.3 million, respectively, of nonrecourse notes outstanding. On March 1, 2018, January 16, 2018 and October 12, 2017, $0.2 million, $0.7 million and $0.3 million of the nonrecourse notes were repaid, respectively. The Company considered the repayment of these notes as an exercise of stock options. Interest associated with the nonrecourse notes is less than $0.1 million for the three months and nine months ended September 30, 2018 and 2017.

The principal amount due for taxes from officers, directors and employees as of September 30, 2018 and December 31, 2017 was $4.3 million and $5.3 million, respectively. Additionally, as of September 30, 2018 and December 31, 2017, the Company has a note receivable from an employee that is collateralized by the employee’s stock for $0.1 million. The principal due for taxes and the note receivable from such employee are included in Receivables from related parties in the accompanying condensed consolidated balance sheets. Interest income related to the Receivables from related parties is less than $0.1 million in each of the three and nine months ended September 30, 2018 and 2017.

5. Property and Equipment

At September 30, 2018 and December 31, 2017, property and equipment were comprised of the following:

	Estimated Useful Life	September 30,	December 31,
	(in years)	2018	2017
Land		$31,437	$34,260
Land improvements	2-40	20,871	9,129
Building and improvements	7-40	341,022	241,250
Equipment	2-14	77,154	72,319
Furniture and fixtures	2-7	15,613	12,074
Construction in process		34,361	64,717
Total property, plant and equipment		520,458	433,749
Less: Accumulated depreciation		(105,743)	(98,201)
Property and equipment, net		$414,715	$335,548

Construction in process relates to costs capitalized in conjunction with major improvements that have not yet been placed in service, and accordingly are not currently being depreciated. The construction in process balance as of September 30, 2018 includes costs associated with the development of a hotel at Twin River Casino which opened in the fourth quarter of 2018. The Construction in process balance at December 31, 2017 includes costs associated with the development of a new casino in Tiverton that opened on September 1, 2018 and the hotel at Twin River Casino which opened in the fourth quarter of 2018.

Depreciation expense relating to property and equipment was $3.8 million and $3.9 million for the three months ended September 30, 2018 and 2017, respectively. Depreciation expense relating to property and equipment was $11.4 million and $12.7 million for the nine months ended September 30, 2018 and 2017, respectively.

16

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

6. Goodwill and Intangible Assets

Intangible Assets

At September 30, 2018, identifiable intangible assets for the Company were comprised of the following:

	Weighted average remaining life	Gross	Accumulated	Net
	(in years)	amount	amortization	Amount
Amortizable intangible assets:
Rhode Island contract for VLT's	1.8	$29,300	$(23,857)	$5,443
Twin River Casino trade name	2.1	15,600	(12,334)	3,266
Hard Rock license	28.7	8,000	(1,030)	6,970
Rated player relationships	5.6	6,945	(3,872)	3,073
Other	4.4	680	(339)	341
Total amortizable intangible assets		60,525	(41,432)	19,093

Intangible assets not subject to amortization:
Rhode Island VLT license	Indefinite	92,108	-	92,108
Novelty game licenses	Indefinite	270	-	270
Total unamortizable intangible assets		92,378	-	92,378
Total intangible assets, net		$152,903	$(41,432)	$111,471

At December 31, 2017, identifiable intangible assets for the Company were comprised of the following:

	Weighted average remaining life	Gross	Accumulated	Net
	(in years)	amount	amortization	Amount
Amortizable intangible assets:
Rhode Island contract for VLT's	2.6	$29,300	$(21,594)	$7,706
Twin River and Newport Grand trade names	2.8	15,890	(11,449)	4,441
Hard Rock license	29.5	8,000	(849)	7,151
Rated player relationships	6.3	6,980	(3,480)	3,500
Other	5.2	680	(281)	399
Total amortizable intangible assets		60,850	(37,653)	23,197

Intangible assets not subject to amortization:
Rhode Island VLT license	Indefinite	91,900	-	91,900
Novelty game licenses	Indefinite	270	-	270
Total unamortizable intangible assets		92,170	-	92,170
Total intangible assets, net		$153,020	$(37,653)	$115,367

17

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

Amortization of intangible assets was approximately $1.4 million and $1.4 million for the three months ended September 30, 2018 and 2017, respectively. Amortization of intangible assets was approximately $4.1 million and $4.2 million for the nine months ended September 30, 2018 and 2017, respectively.

The following table shows the remaining amortization expense associated with finite lived intangible assets as of September 30, 2018:

Intangible assets
Three months ending December 31, 2018	$1,367
2019	5,467
2020	3,877
2021	889
2022	875
Thereafter	6,618
$19,093

Goodwill

The table below summarizes goodwill by reportable segments at September 30, 2018 and December 31, 2017:

	September 30,	December 31,
	2018	2017
Rhode Island	$83,101	$83,101
Biloxi	48,934	48,934
Total goodwill	$132,035	$132,035

7. Accrued Liabilities

At September 30, 2018 and December 31, 2017, accrued liabilities consisted of the following:

	September 30,	December 31,
	2018	2017
Gaming liabilities	$17,889	$18,121
Construction accruals	21,421	14,802
Compensation	10,315	12,280
Property taxes	1,319	2,625
Legal	3,302	1,336
Insurance reserves	1,943	1,656
Advance deposits	586	601
Pari-mutuel tickets	693	693
Sales and use taxes	403	312
Interest payable	336	201
Pension withdrawal liability	3,698	-
Other	6,794	5,222
Total accrued liabilities	$68,699	$57,849

18

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

8. Long Term Debt

At September 30, 2018 and December 31, 2017, long term debt consisted of the following:

	September 30,	December 31,
	2018	2017
Term Loan principal	$343,639	$376,966
Less: Unamortized original issue discount	(1,201)	(1,894)
Less: Unamortized deferred financing fees	(2,420)	(3,872)
Less: Current portion	(3,595)	(33,325)
Term loan, net of current portion, discount and deferred financing fees	336,423	337,875

Revolver	61,000	20,000
Long term debt, net of discount and deferred financing fees	$397,423	$357,875

Credit Agreements

At September 30, 2018 and December 31, 2017, the Revolving Credit Facility balance was $61.0 million, and $20.0 million, respectively, and amounts available were $38.6 million and $79.6 million, respectively, reflecting letters of credit issued of $0.4 million at each date. The weighted average interest rate on outstanding borrowings on the Revolving Credit facility was 5.85% and 5.13% on September 30, 2018 and December 31, 2017, respectively.

On February 14, 2018, the Company amended the Credit Facility to, among other things, increase the capital expenditure baskets to $150 million for Tiverton Casino Hotel and $35 million for the hotel construction at Twin River Casino. On February 28, 2018, Tiverton Casino Hotel was joined as a subsidiary Guarantor under the Credit Facility and pledged substantially all of its assets as security under the Credit Facility.

The Credit Facility is collateralized by substantially all of the assets of Twin River Casino, Tiverton Casino Hotel, Hard Rock Biloxi and Newport Grand. The Credit Facility contains certain affirmative, negative and financial covenants, including compliance with a maximum leverage ratio when more than 20% of the capacity is drawn on the Revolving Credit Facility and limitations on capital expenditures. The Credit Facility also restricts the Company from making certain restricted payments, including dividends, subject to certain exceptions. Further, the Credit Facility restricts the Company’s ability to make any payment on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any equity interests in the Company, TRMG or any subsidiary guarantor, subject to certain exceptions. There were no operations at Twin River Worldwide Holdings, Inc. for the years ending December 31, 2017 and 2016 and only minimal cash held as of December 31, 2017 and 2016, respectively. The Company is currently in compliance with all covenants as of September 30, 2018 and December 31, 2017.

Debt Maturities

As of September 30, 2018, the contractual annual principal maturities of long-term debt, including the Revolving Credit Facility, are as follows:

Three months ending December 31, 2018	$897
2019	3,589
2020	400,153
$404,639

19

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

9. Stock-Based Incentive Plans

Stock Options

Exercises and Related Notes Receivable and Puts

In July and November 2015, certain employees and directors exercised a combined total of 466,107 stock options (the “Financed Options”) and executed promissory notes to TRMG in connection with those exercises to finance the exercise price and associated income taxes. The notes are considered nonrecourse for accounting purposes. As such, (i) the purchases of common stock with a promissory note continued to be accounted for as stock options and (ii) no receivable for amounts due under the promissory notes for the exercise price of the Financed Options were recorded on the Company’s condensed consolidated balance sheets. See Note 4.

On August 19, 2015, all previously issued option agreements under the 2010 Option Plan were amended (the “Put Amendment”), allowing the participant to request purchase by the Company (“Put”) during April or October each year beginning in 2016 (“Put Periods”) of up to one-third of any previously issued shares or vested but unexercised options under the 2010 Option Plan for Fair Market Value, as defined, less the applicable exercise price in the case of vested but unexercised options. Participants must be currently employed by the Company or serving as a director of the Company at the time of the request. Any purchases by the Company during a Put Period are subject to limitations contained in the Credit Facility. In March 2018, the Company revised the Put Periods from April and October to four periods in each year, subject to anticipated blackout periods.

During the nine months ended September 30, 2018, promissory notes related to 92,000 Financed Options were paid. On the date the promissory notes are paid, the options are considered exercised and the common stock is considered issued for accounting purposes.

Exercises for Cash and Puts of Unexercised Options

During the nine months ended September 30, 2018 and 2017, no vested but unexercised options were Put to the Company and no options, excluding the Financed Options, were exercised.

A summary of stock option activity under the 2010 Option Plan is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2017	470,165	$10.10
Exercised	(92,000)	$9.66
Outstanding at September 30, 2018	378,165	$10.21

As liability classified options, at the end of each reporting period, the Company recognizes share-based compensation expense for changes in the intrinsic value of the vested awards and the potion of the unvested awards that has been recorded in expense. All awards were vested as of December 31, 2017 and September 30, 2018. Upon exercise, the Company recognizes share-based compensation expense for the difference between the fair market value on the date of exercise and previously recognized compensation expense.

The intrinsic value of options outstanding under the 2010 Option Plan was $44.0 million and $46.5 million at September 30, 2018 and December 31, 2017, respectively. The Company recorded compensation income of $4.4 million and expense of $4.3 million, in connection with the 2010 Option Plan for the three months ended September 30, 2018 and 2017, respectively. The Company recorded compensation expense of $5.7 million and $13.0 million, in connection with the 2010 Option Plan for the nine months ended September 30, 2018 and 2017, respectively.

The total intrinsic value of options exercised or unvested options Put to the Company and cancelled was $8.1 million for the nine months ended September 30, 2018.

20

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

All awards were vested as of December 31, 2017. Accordingly, there was no remaining compensation cost relating to unvested awards under the 2010 Option Plan as of December 31, 2017 or September 30, 2018. Effective December 9, 2015, it was determined that no new awards would be granted under the 2010 Option Plan.

Restricted Stock Units and Performance-Based Restricted Stock Units

Equity-Classified Awards

The grant date for the 2018 performance period has been established and, based on management’s estimates as of September 30, 2018, the performance units to be earned are accrued based on the expected achievement against target. For the nine months ended September 30, 2018, no additional performance-based Restricted Stock Units (“PSUs”) became eligible for vesting.

A summary of the equity classified Time-based Restricted Stock Unit (“RSU”) and PSU activity is as follows:

	Restricted Stock Units	Performance Stock Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2017	24,667	25,470
Granted	1,309	11,672	$108.34
Vested and released	(6,284)	-
Outstanding at September 30, 2018	19,692	37,142

The total remaining compensation cost related to awards with an established grant date under the 2015 Incentive Plan as of September 30, 2018 is $0.9 million and will be recognized over a period of 15 months. The Company recorded compensation expense of $0.7 million and $0.4 million in connection with these awards for the three months ended September 30, 2018 and 2017, respectively. The Company recorded compensation expense of $1.7 million and $0.8 million in connection with these awards for the nine months ended September 30, 2018 and 2017, respectively.

Liability-Classified Awards

On January 1, 2018, the Company granted RSU’s to certain employees with a cash settlement feature. The actual amount of cash will be determined by the number of RSUs to be settled in cash multiplied by the share price of Twin River common stock at the time of settlement.

A summary of the liability classified RSU activity is as follows:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2017	-
Granted	8,404	$102.00
Outstanding at September 30, 2018	8,404

Valuation of Equity Compensation Awards

The fair values of the shares of common stock underlying Twin River’s liability classified awards, RSUs and PSUs were estimated on each grant date by the board of directors. In order to determine the fair value, the Company’s board of directors considered, among other things, valuations of its common stock in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid. Given the absence of a public trading market of Twin River’s common stock, its board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of its common stock. The board of directors used an income approach, weighted 80%, and a market approach, weighted 20%.

21

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

For the income approach, the Company performed a discounted cash flow analysis, which utilized projected cash flows as well as a residual value, which were discounted to the present value in order to arrive at an enterprise value. The Company relied on the following key assumptions for the income approach, in addition to management projections for the business:

•	a weighted average cost of capital (WACC), which served as the discount rate applied to forecasted future cash flows to calculate the present value of those cash flows; and
•	a long-term growth rate assumption, which was used to calculate the residual value of the Company’s before discounting to present value.

For the market approach, the Company utilized the guideline company method by analyzing a population of comparable companies and selected those companies considered to be the most comparable to the Company in terms of business description, size, growth, profitability, risk and return on investment, among other factors. The Company then used these guideline companies to develop relevant market multiples and ratios, which were applied to the corresponding latest twelve months and forward financials to estimate total enterprise value. The Company relied on the following key assumptions for the market approach:

•	the Company’s projected financial results determined as of the valuation date based on its best estimates; and
•	multiples of enterprise value to EBITDA, determined as of the valuation date, based on a group of comparable companies.

10. Temporary Equity

The following table summarizes the Company’s redeemable common stock activities for the nine months ended September 30, 2018:

		Total
	Shares Subject to Redemption	Temporary Equity
Balance as of December 31, 2017	83,022	$9,053
Release of restricted units for common stock subject to possible redemption	6,284	685
Deemed dividends related to change in fair value of common stock subject to possible redemption	-	1,574
Balance as of September 30, 2018	89,306	$11,312

11. Shareholders’ Equity

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $0.01 per share.

12. Employee Benefit Plans

Multi-employer Defined Benefit Plans

The Company contributes to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover certain of its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

22

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

a.	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.
b.	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
c.	If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

Contributions, based on wages paid to covered employees, totaled approximately $1.1 million and $0.9 million for the three-month periods ended September 30, 2018 and 2017, respectively. Contributions, based on wages paid to covered employees, totaled approximately $2.7 million and $2.5 million for the nine-month periods ended September 30, 2018 and 2017, respectively. These aggregate contributions were not individually significant to any of the respective plans. The Company’s share of the unfunded vested liability related to its multi-employer plans, if any, other than the New England Teamsters and Tricking Industry Pension Fund discussed below, is not determinable.

Under the terms of certain collective bargaining agreements, the Company contributes to a number of multi-employer annuity funds. Contributions are made at a fixed rate per hour worked, in accordance with the collective bargaining agreements. These plans are not subject to the withdrawal liability provisions applicable to multi-employer defined benefit pension plans. Contributions made to these plans by the Company were $0.7 million and $0.6 million for the three months ended September 30, 2018 and 2017, respectively and $2.0 million and $1.8 million for the nine months ended September 30, 2018 and 2017, respectively.

401(k) Plan

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering non-union employees and certain union employees. The plan allows employees to defer up to the lesser of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. Total voluntary contributions to the 401(k) profit-sharing plan were $0.2 million for each of the three month periods ended September 30, 2018 and 2017 and $0.8 million and $0.7 million for the nine-month periods ended September 30, 2018 and 2017, respectively.

New England Teamsters and Trucking Industry Pension Fund

The Company participates in a number of multi-employer defined benefit pension plans. The New England Teamsters and Trucking Industry Pension Fund (the “Pension Fund”) is in critical and declining status. On September 30, 2018, the Company entered into an agreement to withdraw from the Pension Fund and is not expected to have any further obligation to contribute to the Pension Fund once the Company makes a withdrawal payment $3.7 million in October 2018. The Company recorded $3.7 million in Advertising, general and administrative in the accompanying condensed consolidated statements of operations and comprehensive income for the three and nine months ended September 30, 2018. On October 1, 2018, the Company entered into an agreement to re-enter the Pension fund as a new employer and to contribute specified rates in the new agreement. The agreements have been ratified by the union and the trustees of the Pension Fund.

13. Dover Downs Transaction

On July 22, 2018, the Company entered into an Agreement with Dover Downs and the Merger Sub pursuant to which among other things and subject to the conditions set forth therein, Merger Sub will merge with and into Dover Downs with Dover Downs becoming an indirect wholly-owned subsidiary of the Company. The Merger contemplates that Dover Downs shareholders will exchange their Dover Downs stock for Twin River common shares representing 7.225 percent of the equity in the combined company at closing. The transaction is expected to close in the first quarter of 2019. For the three and nine months ended September 30, 2018, respectively, the Company incurred $3.7 million and $4.3 million of transaction costs related to the Merger and becoming a publicly traded company, included in Advertising, general and administrative in the accompanying condensed consolidated statements of operations and comprehensive income.

23

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

As a condition to closing, Twin River will register its shares with the Securities and Exchange Commission and list the shares on the NYSE or NASDAQ.

14. Commitments and Contingencies

Operating Leases

Twin River Casino, Tiverton Casino Hotel, Newport Grand and Mile High USA incur expenses (included in racing expenses) for equipment rent and contract service for the operation of pari-mutuel betting equipment, which are considered operating leases. The cost of the equipment rentals is determined by the amount of pari-mutuel handle per racing program and any additional contractual agreements; therefore, future minimum lease payments will vary and are currently not determinable.

Hard Rock Biloxi is committed under various operating lease agreements primarily related to property, submerged tidelands and equipment. Generally, these leases include renewal provisions and rental payments, which may be adjusted for taxes, insurance and maintenance related to the property.

Hard Rock Biloxi has an agreement with the State of Mississippi for the lease and use of approximately 5 acres of submerged tidelands for a primary term of thirty years, expiring June 30, 2037. Upon expiration of the primary term, Hard Rock Biloxi will have an option to extend the lease for a renewal term of thirty years. Annual rent for the lease in 2018 is approximately $1.2 million and adjusts annually by the increase in the consumer price index.

Tiverton Casino Hotel is committed under three operating lease agreements primarily related to hardware, software and food and beverage equipment including lease terms ranging between 24 and 36 months.

Total rent expense for these long-term lease obligations was approximately $0.5 million and $0.4 million for the three months ended September 30, 2018 and 2017, respectively. Total rent expense for these long-term lease obligations was approximately $1.2 million and $1.1 million for the nine months ended September 30, 2018 and 2017, respectively.

Hard Rock License Agreement

Under the Hard Rock License agreement, beginning on June 30, 2007, the Company was obligated to pay an annual fee of $1.1 million, which increased to $1.5 million over five years and increases annually thereafter based on the consumer price index, plus fees based on non-gaming revenues. The Company will pay a “Continuing Fee” equal to 3% of the Licensing Fee Revenues and a marketing fee equal to 1% of the Licensing Fee Revenues during the term of the agreement. Fee expense under the license agreement is included in Advertising, general and administrative expenses in the condensed consolidated statements of operations. At September 30, 2018 and December 31, 2017, $0.3 million and $0.2 million, respectively, had been accrued and recorded in accrued liabilities in the consolidated balance sheets.

Taxes

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 (“SAB 118”) to provide guidance on accounting for the tax effects of the Tax Cuts and Jobs Act (the “Act”). SAB 118 provides a measurement period that begins in the reporting period that includes the Act’s enactment date and ends when an entity has obtained, prepared, and analyzed the information that was needed in order to complete the accounting requirements under ASC 740, however in no circumstance should the measurement period extend beyond one year from the enactment date. In accordance with SAB 118, a company must reflect in its financial statements the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete. SAB 118 provides that to the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

24

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

In accordance with SAB 118, the Company has recorded a provisional estimated income tax benefit of $6.5 million for the year ended December 31, 2017 related to the remeasurement of the Company’s net deferred tax liability and other effects of the Act. As a result of the adoption of the Act, the Company remeasured the net deferred tax liability at the reduced federal corporate income tax rate. The remeasurement of the net deferred tax liability reflected in the financial statements is a provisional estimate as the Company is still analyzing the impact of certain provisions of the Act and refining the calculations which could impact the remeasurement of the net deferred tax liability. The Company will recognize any change to the provisional estimates as it refines the accounting for the impact of the Act. The Company expects to complete its analysis of the provisional items during the fourth quarter of 2018.

Legal Matters

The Company is involved in various claims and legal actions. The Company’s management believes, based on currently available information, that any liability arising from such litigation, in excess of amounts recorded in the accompanying condensed consolidated balance sheets, will not have a material effect on the Company’s financial position, results of operations or cash flows.

15. Segment Reporting

The Company has four operating segments: Twin River Casino, Hard Rock Biloxi, Newport Grand (until its closing on August 28, 2018) and Tiverton Casino Hotel (upon its opening on September 1, 2018) and Mile High USA. Newport Grand is an immaterial operating segment,that has been aggregated with Twin River Casino and Tiverton Casino Hotel to form the Rhode Island reportable segment. The Company’s Biloxi reportable segment includes only Hard Rock Biloxi. The “Other” category includes Mile High USA, an immaterial operating segment, and shared services provided by the Company’s management subsidiary.

The Company’s operations are all within the U.S. The Company does not have any revenues from any individual customers that exceed 10% of total reported revenues.

The following table shows revenues, net loss, and identifiable assets for each of the Company’s reportable segments and reconciles these to amounts shown in the Company’s condensed consolidated financial statements.

	Rhode Island	Biloxi	Other	Total
Three Months Ended September 30,
2018
Net Revenues	$74,779	$33,201	$2,514	$110,494
Income (loss) from operations	22,693	7,166	(208)	29,651
Income (loss) before provision for income taxes	20,798	7,167	(3,678)	24,287
Depreciation and amortization	2,889	2,246	61	5,196
Interest expense	1,898	4	3,504	5,406

2017
Net Revenues	$72,096	$31,825	$2,641	$106,562
Income (loss) from operations	29,792	6,381	(5,571)	30,602
Income (loss) before provision for income taxes	27,606	6,381	(9,259)	24,728
Depreciation and amortization	2,976	2,262	37	5,275
Interest expense	2,187	5	3,732	5,924

Nine Months Ended September 30,
2018
Net Revenues	$223,087	$95,224	$7,804	$26,115
Income (loss) from operations	81,003	18,770	(13,821)	85,952
Income (loss) before provision for income taxes	74,667	18,770	(23,616)	69,821
Depreciation and amortization	8,530	6,878	135	15,543
Interest expense	6,341	12	9,898	16,251
Capital expenditures, including Tiverton Casino Hotel and new hotel at Twin River Casino	76,600	4,423	23,875	104,898

2017
Net Revenues	$218,521	$94,882	$8,096	$321,499
Income (loss) from operations	93,441	18,305	(16,013)	95,733
Income (loss) before provision for income taxes	86,708	18,302	(27,034)	77,976
Depreciation and amortization	8,914	7,843	109	16,866
Interest expense	6,734	13	11,152	17,899
Capital expenditures, including Tiverton Casino Hotel and new hotel at Twin River Casino	3,641	3,364	18,281	25,286

25

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

	Rhode Island	Biloxi	Other	Total
As of September 30, 2018
Goodwill	$83,101	$48,934	$-	$132,035
Assets	545,701	244,872	3,139	793,712

As of December 31,
2017
Goodwill	$83,101	$48,934	$-	$132,035
Assets	405,822	245,969	66,343	718,134

16. Earnings Per Share

Basic earnings per common share (EPS) is calculated by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding and RSUs and PSUs for which no future service is required as a condition to the delivery of the underlying common stock (collectively, basic shares). Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable for stock options, using the treasury stock method, and for RSUs and PSUs for which future service is required as a condition to the delivery of the underlying common stock. The table below presents the computations of basic and diluted EPS:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income - basic and diluted	$17,410	$12,849	$47,734	$41,417

Weighted average shares outstanding, basic	9,231,232	9,119,204	9,222,792	9,118,847

Weighted average effect of dilutive securities
Weighted average non-vested RSUs and PSUs	65,238	50,137	63,778	32,917
Stock options - treasury stock method	347,246	457,551	356,718	454,288
Weighted average shares outstanding, diluted	9,643,716	9,626,892	9,643,288	9,606,052

Per share data
Basic	$1.89	$1.41	$5.18	$4.54
Diluted	$1.81	$1.33	$4.95	$4.31

26

Twin River Worldwide Holdings, Inc.

Notes to Condensed Consolidated Financial Statements

(Dollar amounts in tables are in thousands, except per share amounts)

(Unaudited)

For the three and nine months ended September 30, 2018 and 2017, there were no share-based awards that were considered anti-dilutive.

17. Subsequent Events

The Company has evaluated all events occurring between September 30, 2018 and November 21, 2018, the date the financial statements were available to be issued.

27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Twin River Worldwide Holdings, Inc. (“TRWH”) should be read in conjunction with TRWH’s unaudited condensed consolidated financial statements. This discussion contains forward-looking statements based upon current expectations that involve numerous risks and uncertainties, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” appearing in the preliminary proxy statement on Schedule 14A of Dover Downs Gaming & Entertainment, Inc. (“Dover Downs”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 5, 2018 (the “Dover Downs Preliminary Proxy Statement”). TRWH’s actual results may differ materially from those contained in any forward-looking statements.

Overview

TRWH is a multi-jurisdictional owner of gaming and racing facilities. TRWH currently owns and manages the Twin River Casino in Lincoln, Rhode Island, the Tiverton Casino Hotel in Tiverton, Rhode Island, the Hard Rock Hotel & Casino in Biloxi, Mississippi and the Arapahoe Park racetrack. It also leases and manages the Havana Park OTB site in Aurora, Colorado. On September 1, 2018, TRWH opened the Tiverton Casino Hotel following the closure of the Newport Grand Casino in August 2018. As of November 14, 2018, TRWH’s casinos had an aggregate of approximately 247,000 square feet of gaming space, 6,300 slot machines, 180 traditional gaming tables, 20 poker tables, 30 stadium gaming positions, 35 dining establishments, 15 bars, two entertainment venues and 700 hotel rooms.

The Twin River Casino in Lincoln, Rhode Island is TRWH’s flagship property. Over the last several years, TRWH has grown through strategic acquisitions and developments, notably the acquisition of the Hard Rock Hotel & Casino in Biloxi, Mississippi in July 2014, the acquisition of the Newport Grand Casino in Newport, Rhode Island in July 2015 and the development of Tiverton Casino Hotel in 2017 and 2018. Newport Grand Casino’s land and building was sold in May 2018 and leased back from the seller until vacated. TRWH seeks to continue to grow its business by actively pursuing the acquisition and select development of new gaming opportunities and reinvesting in its existing operations. In addition, TRWH seeks to increase revenues through enhancing the guest experience by providing popular games, restaurants, hotel accommodations, entertainment and other amenities in attractive surroundings with high-quality guest service.

TRWH has two reportable segments, Rhode Island and Biloxi. The results of Newport Grand prior to its closing were aggregated with Twin River Casino and Tiverton Casino Hotel to form the Rhode Island reportable segment. TRWH’s Biloxi reportable segment includes only Hard Rock Biloxi. TRWH reports Mile High USA, an immaterial operating segment, and shared services provided by TRWH’s management subsidiary in the “Other” category within the Segment Performance section below. TRWH’s operations are all within the United States.

Financial Highlights — Three Months and Nine Months Ended September 30, 2018 and 2017

Consolidated Results of Operations — Three months ended September 30, 2018 versus Three months ended September 30, 2017

TRWH’s Net Revenue for the three months ended September 30, 2018 increased $3.9 million to $110.5 million, from $106.6 million in the comparable period in 2017.

TRWH’s income from operations for the three months ended September 30, 2018 was $29.7 million, essentially the same compared to $30.6 million in the comparable period in 2017. TRWH reported net income for the three months ended September 30, 2018 and 2017 of $16.4 million and $13.4 million, respectively.

Consolidated Results of Operations — Nine months ended September 30, 2018 versus Nine months ended September 30, 2017

TRWH’s Net Revenue for the nine months ended September 30, 2018 increased $4.6 million to $326.1 million, from $321.5 million in the comparable period in 2017.

28

TRWH’s income from operations for the nine months ended September 30, 2018 was $86.0 million, compared to $95.7 million in the comparable period in 2017. The decrease was driven by a loss of $6.5 million from the Newport Grand disposal loss and a $4.4 million increase in advertising, general and administrative (“AGA”) expense primarily related to a $3.7 million accrual for the New England Teamsters Multi-employer pension plan withdrawal liability. TRWH reported net income for the nine months ended September 30, 2018 and 2017 of $49.3 million and $43.1 million, respectively. The increase was primarily attributable to a decrease of $14.4 million in the provision for income taxes resulting from the reduced federal tax rate as a result of the Tax Cuts and Jobs Act (the “TCJA”), despite the year over year decrease in income from operations.

Segment Performance

The following table sets forth certain financial information associated with results of operations for the three and nine months ended September 30, 2018 and 2017. Non-gaming Revenue includes Hotel, Food and beverage and Other revenue. Non-gaming Expenses include Hotel and Food and beverage expenses.

(In thousands)	Three Months Ended				Nine Months Ended
	September 30,		2018 over 2017		September 30,		2018 over 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Revenue:
Gaming and Racing Revenue
Rhode Island	$62,109	$60,153	$1,956	3.3%	$185,450	$181,559	$3,891	2.1%
Biloxi	20,858	19,992	866	4.3%	61,348	60,976	372	0.6%
Other	2,386	2,511	(125)	(5.0%)	7,557	7,853	(296)	(3.8%)
Total Gaming and Racing Revenue	85,353	82,656	2,697	3.3%	254,355	250,388	3,967	1.6%

Non-gaming Revenue
Rhode Island	12,670	11,943	727	6.1%	37,637	36,962	675	1.8%
Biloxi	12,343	11,833	510	4.3%	33,876	33,906	(30)	(0.1%)
Other	128	130	(2)	(1.5%)	247	243	4	1.6%
Total Non-gaming Revenue	25,141	23,906	1,235	5.2%	71,760	71,111	649	0.9%
Net Revenue	110,494	106,562	3,932	3.7%	326,115	321,499	4,616	1.4%

Operating costs and expenses:
Gaming and Racing Expenses
Rhode Island	$11,896	$10,584	$1,312	12.4%	$33,683	$31,160	$2,523	8.1%
Biloxi	6,768	6,864	(96)	(1.4%)	20,357	20,433	(76)	(0.4%)
Other	1,559	1,591	(32)	(2.0%)	4,661	5,092	(431)	(8.5%)
Total Gaming and Racing Expenses	20,223	19,039	1,184	6.2%	58,701	56,685	2,016	3.6%

Non-gaming Expenses
Rhode Island	5,992	5,433	559	10.3%	17,679	17,969	(290)	(1.6%)
Biloxi	5,754	5,616	138	2.5%	16,545	16,034	511	3.2%
Other	8	3	5	147.0%	14	10	4	40.9%
Total Non-gaming Expenses	11,754	11,052	702	6.4%	34,238	34,013	225	0.7%

Advertising, general and administrative
Rhode Island	26,044	21,763	4,281	19.7%	66,720	62,113	4,607	7.4%
Biloxi	10,396	9,941	455	4.6%	29,976	29,860	116	0.4%
Other	4,435	8,828	(4,393)	(49.8%)	25,820	26,134	(314)	(1.2%)
Total Advertising, general and gdministrative	40,875	40,532	343	0.8%	122,516	118,107	4,409	3.7%

Margins:
Gaming and Racing Expenses as a percentage of Gaming and Racing Revenue	24%	23%		1%	23%	23%		-%
Non-gaming Expenses as a percentage of Non-gaming Revenue	47%	46%		1%	48%	48%		-%
Advertising, general and administrative as a percentage of Net Revenue	37%	38%		(1%)	38%	37%		1%

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Results of Operations — Three Months and Nine Months Ended September 30, 2018 and 2017

Net Revenue

Gaming and Racing Revenue

TRWH’s Gaming and Racing Revenue for the three months ended September 30, 2018 increased $2.7 million, or 3.3%, from the comparable period in 2017. This increase was primarily attributable to an increase of $2.0 million from the Rhode Island segment driven by opening the Tiverton Casino Hotel casino on September 1, 2018. The Tiverton Casino Hotel generated incremental gaming and racing revenue as compared to Newport Grand Casino due to expanded offerings such as table games as well as longer hours of operation. The increase is also partially due to a $0.9 million increase from the Biloxi segment resulting primarily from an increase in slot revenue.

TRWH’s Gaming and Racing Revenue for the nine months ended September 30, 2018 increased $4.0 million, or 1.6% from the comparable period in 2017. This increase was primarily attributable to an increase of $3.9 million from the Rhode Island segment of which $2.5 million was the result of the opening the Tiverton Casino Hotel casino on September 1, 2018.

Non-gaming Revenue

TRWH’s Non-gaming Revenue for the three months ended September 30, 2018 increased $1.2 million, or 5.2%, from the comparable period in 2017. This increase was primarily attributable to a $0.7 million increase from opening the Tiverton Casino Hotel casino on September 1, 2018, as well as a $0.5 million increase in the Biloxi segment primarily due to an increase in hotel revenue from increased occupancy due to improved utilization of online booking sites.

TRWH’s Non-gaming Revenue for the nine months ended September 30, 2018 remained relatively consistent with the comparable period in 2017.

Operating costs and expenses

Gaming and Racing Expenses

TRWH’s Gaming and Racing Expenses for the three months ended September 30, 2018 increased $1.2 million, or 6.2%, from the comparable period in 2017. This increase was primarily attributable to an increase of $1.3 million from the Rhode Island segment driven by opening the Tiverton Casino Hotel casino on September 1, 2018. This increase is also partially due to higher labor and benefits costs of $0.4 million and expenses associated with new premium games of $0.2 million. As a percentage of Gaming and Racing Revenue, costs remained relatively consistent.

TRWH’s Gaming and Racing Expenses for the nine months ended September 30, 2018 increased $2.0 million, or 3.6%, from the comparable period in 2017. This increase was primarily attributable to a $2.5 million increase in the Rhode Island segment due to higher labor and benefits costs of $1.2 million and expenses associated with new premium games of $0.3 million. The increase is also partially due to a $0.6 million net increase from opening the Tiverton Casino Hotel casino on September 1, 2018. As a percentage of Gaming and Racing Revenue, costs remained relatively consistent.

Non-gaming Expenses

TRWH’s Non-gaming Expenses for the three months ended September 30, 2018 increased $0.7 million, or 6.4%, from the comparable period in 2017. This increase was consistent with an increase in Non-gaming Revenue. As a percentage of Non-gaming Revenue, costs remained constant.

TRWH’s Non-gaming Expenses for the nine months ended September 30, 2018 remained relatively consistent with the comparable period in 2017. As a percentage of Non-gaming Revenue, costs remained relatively consistent.

30

Advertising, general and administrative

TRWH’s AGA expense for the three months ended September 30, 2018 remained relatively consistent with the comparable period in 2017. An $8.7 million decrease in share-based compensation expense for the decreased fair value of stock options classified as liability awards that are recorded at fair value at the end of each reporting period, was partially offset by $3.7 million of transaction costs related to the merger with Dover Downs and becoming a publicly traded company and a $3.7 million accrual for the New England Teamsters Multi-employer pension plan withdrawal liability. As a percentage of Net Revenue, costs remained constant.

TRWH’s AGA expense for the nine months ended September 30, 2018 increased $4.4 million, or 3.7%, from the comparable period in 2017, primarily due to the $3.7 million accrual for the pension plan withdrawal liability described above. A $7.3 million decrease in share-based compensation expense for the decreased fair value of stock options classified as liability awards that are recorded at fair value at the end of each reporting period was partially offset by $4.3 million of costs related to the merger with Dover Downs and becoming a publicly traded company and higher corporate professional fees. As a percentage of Net Revenue, costs remained constant.

Other Operating Costs and Expenses

(In thousands)	Three Months Ended				Nine Months Ended
	September 30,		2018 over 2017		September 30,		2018 over 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Other Operating Costs and Expenses:
Expansion and pre-opening	$2,139	$62	$2,077	3,350.0%	$2,624	$95	$2,529	2,662.1%
Newport Grand disposal loss	656	-	656	100.0%	6,541	-	6,541	100.0%

Expansion and pre-opening costs for the three months ended September 30, 2018 increased $2.1 million primarily due to non-capitalized pre-opening costs associated with the Tiverton Casino Hotel which opened on September 1, 2018. The Newport Grand disposal loss for the three months ended September 30, 2018 is the result of the write-off of the remaining net book value of equipment upon vacating the facility. The amounts for the nine month periods ended September 30, 2017 and September 30, 2018 include expenses incurred over the course of such periods.

Depreciation and Amortization of Intangibles

(In thousands)	Three Months Ended				Nine Months Ended
	September 30,		2018 over 2017		September 30,		2018 over 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Depreciation and Amortization of Intangibles
Depreciation of property and equipment	$3,829	$3,879	$(50)	(1.3%)	$11,438	$12,679	$(1,241)	(9.8%)
Amortization of intangibles	1,367	1,396	(29)	(2.1%)	4,105	4,187	(82)	(2.0%)
Total Depreciation and Amortization of Intangibles	$5,196	$5,275	$(79)	(1.5%)	$15,543	$16,866	$(1,323)	(7.8%)

Depreciation and amortization of intangibles for the three and nine months ended September 30, 2018 remained relatively consistent with the comparable period in 2017. We anticipate an increase future depreciation of property and equipment due to the opening of the Tiverton Casino Hotel.

Other Income (Expense)

(In thousands)	Three Months Ended				Nine Months Ended
	September 30,		2018 over 2017		September 30,		2018 over 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Other Income (Expense):
Interest income	$42	$50	$(8)	(16.0%)	$120	$142	(22)	(15.5%)
Interest expense, net of amounts capitalized	(5,406)	(5,924)	518	(8.7%)	(16,251)	(17,899)	1,648	(9.2%)
Total Other Expense	$(5,364)	$(5,874)	$510	(8.7%)	$(16,131)	$(17,757)	$1,626	(9.2%)

Total Other expense decreased slightly primarily due to decreased interest expense resulting from $1.3 million for the three months ended September 30, 2018 and $3.4 million for the nine months ended September 30, 2018 of capitalized interest partially offset by higher interest rates. There was no capitalized interest during the three or nine months ended September 30, 2017.

31

Provision for Income Taxes

(In thousands)	Three Months Ended				Nine Months Ended
	September 30,		2018 over 2017		September 30,		2018 over 2017
	2018	2017	$ Change	% Change	2018	2017	$ Change	% Change
Provisiton for Income Taxes	$7,913	$11,320	$(3,407)	(30.1%)	$20,513	$34,883	$(14,370)	(41.2%)

Provision for Income Taxes for the three months ended September 30, 2018 decreased $3.4 million from the comparable period in 2017. This was primarily due to the federal tax rate being reduced to 21% from 35% as a result of the TCJA, which decreased the provision by $3.2 million. Provision for Income Taxes for the nine months ended September 30, 2018 decreased $14.4 million from the comparable period in 2017, primarily due to the TCJA. As of September 30, 2018, the Company continues to evaluate its accounting for the tax effects of the enactment of the law. The Company made a reasonable estimate, which was recorded in the fourth quarter of 2017. Once the Company finalizes its analysis, it will be able to conclude on further adjustments, if any, to be recorded to these provisional amounts. Any such change will be reported as a component of income taxes in the period in which such adjustments are determined but in no case later than the fourth quarter of 2018.

Supplemental Unaudited Presentation of EBITDA and Adjusted EBITDA for the Three and Nine Months Ended September 30, 2018 and 2017.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, management fees and certain other adjustments, such as the loss on sale of building share-based compensation expenses, and other charges and credits that TRWH excludes because it believes they are not indicative of the ongoing performance of its core operations.

Management believes EBITDA and Adjusted EBITDA are useful to both management and TRWH’s investors in their analysis of TRWH’s business and operating performance. EBITDA and Adjusted EBITDA is not a measure of operating performance computed in accordance with Generally Accepted Accounting Principles (“GAAP”) and should not be considered as a substitute for net income or other measures of profitability. Although EBITDA and Adjusted EBITDA and similar non-GAAP measures are used by investors and others in TRWH’s industry, there are limitations to using these non-GAAP measures and they should not be considered in isolation or as a substitute to TRWH’s results of operations determined in accordance with GAAP. These limitations include that (1) other companies in TRWH’s industry may define EBITDA and Adjusted EBITDA differently than TRWH does and, as a result, it may not be comparable to similar measures reported by other companies in our industry and (2) EBITDA and Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating TRWH’s financial performance. EBITDA and Adjusted EBITDA may not be indicative of historical operating results, and TRWH does not intend for it to be predictive of future results of operations.

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A reconciliation of TRWH’s EBITDA and Adjusted EBITDA to net income per GAAP, which TRWH considers to be the most directly comparable financial measure calculated in accordance with GAAP, is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net income	$16,374	$13,408	$49,308	$43,093
Add: Interest expense, net of interest income	5,364	5,874	16,131	17,757
Add: Income taxes	7,913	11,320	20,513	34,883
Add: Depreciation and amortization	5,196	5,275	15,543	16,866
EBITDA	34,847	35,877	101,495	112,599
Add: Merger and going public expenses (1)	3,679	-	4,344	-
Add: Pension withdrawal expense (2)	3,698	-	3,698	-
Add: Newport Grand disposal loss (3)	656	-	6,541	-
Add: Share-based compensation (4)	(3,624)	4,690	7,351	13,797
Add: Non-recurring litigation expenses (5)	2	450	1,235	1,044
Add: Legal & financial expenses for strategic review (6)	-	167	672	596
Add: Credit Agreement amendment expenses (7)	-	-	410	106
Add: Storm-related repair expenses (8)	134	-	347	-
Add: Expansion and pre-opening expenses (9)	2,139	62	2,624	95
Adjusted EBITDA	$41,531	$41,246	$128,717	$128,237

(1) Merger and going public expenses primarily include legal and financial advisory costs related to the merger with Dover Downs and costs of becoming a public company.

(2) The pension withdrawal expense represents the accrual for the New England Teamsters Multi-employer pension plan withdrawal liability.

(3) Newport Grand disposal loss represents the loss on the sale of the land and building, write-down of building improvements and write-off of equipment.

(4) Share-based compensation represents the increase (decrease) related to share-based awards classified as liability awards that are recorded at fair value at the end of each reporting period, and the expense associated with share-based awards classified as equity awards.

(5) Non-recurring litigation expense represents legal expenses incurred by TRWH in connection with certain litigation matters.

(6) Legal and financial expenses for the strategic review include expenses associated with TRWH’s review of strategic alternatives that began in April 2017.

(7) Credit Agreement amendment expenses include costs incurred as amendments were made to TRWH’s Credit Agreement.

(8) Storm-related repair expenses include costs, net of insurance recoveries, associated with damage from Hurricane Nate at Hard Rock Biloxi.

(9) Acquisition, expansion and pre-opening expenses represent costs incurred for Tiverton Casino Hotel prior to its opening on September 1, 2018.

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Liquidity and Capital Resources

(In thousands)	Nine Months Ended
	September 30,
	2018	2017
Net cash provided by operating activities	$82,045	$76,679
Net cash used in investing activities	$(97,902)	$(25,266)
Net cash provided by (used in) financing activities	$8,563	$(35,464)

Net cash provided by operating activities

Net cash provided by operating activities for the nine months ended September 30, 2018 was $82.0 million, an increase of $5.4 million from net cash provided by operating activities for the comparable period in 2017. This increase was driven by a $6.2 million increase in net income, partially offset by a $0.9 million decrease in operating assets and liabilities.

Net cash used in investing activities

Net cash used in investing activities for the nine months ended September 30, 2018 was $97.9 million, an increase of $72.6 million from the comparable period in 2017. The change was primarily driven by an increase in the capital expenditures for the Tiverton Casino Hotel, which opened on September 1, 2018, and the new hotel at Twin River Casino, which opened in the fourth quarter of 2018, of $60.6 million and $19.7 million, respectively. This increase is partially offset by the proceeds from the sale of land and building for the Newport Grand disposal of $7.1 million.

Net cash used in financing activities

Net cash provided by financing activities for the nine months ended September 30, 2018 was $8.6 million, an increase of $44.0 million compared to net cash used in financing activities of $35.5 million in the comparable period in 2017. This increase was primarily attributable to an increase in borrowing under TRWH’s revolving credit facility of $41.0 million, and a decrease in repayments on long-term debt of $2.0 million.

Capital Expenditures

For the nine months ended September 30, 2018, TRWH’s capital expenditures were $104.9 million, including $79.0 million for the Tiverton Casino Hotel and $20.8 million for the new hotel at Twin River Casino. TRWH anticipates that 2018 capital spending will be approximately $141 million, including approximately $125 million for the Tiverton Casino Hotel and the new hotel at Twin River Casino.

Working Capital

At September 30, 2018, cash and cash equivalents and restricted cash totaled $85.9 million, compared to $93.2 million at December 31, 2017. The $7.3 million decrease was primarily a result of capital expenditure increases and a debt payment of $33.3 million for the nine months ended September 30, 2018.

At September 30, 2018, the net working capital balance was $41.7 million, compared to $17.8 million at December 31, 2017. This increase of $23.9 million is primarily driven by a decrease in the current portion of the term loan of $29.7 million, partially offset by a decrease in cash and cash equivalents and restricted cash of $7.3 million discussed above.

TRWH will consider a potential tender offer or other return of capital transaction after the closing of the merger with Dover Downs.

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TRWH assesses liquidity in terms of the ability to generate cash to fund operating, investing, and financing activities. The primary ongoing cash requirements will be to fund operations, capital expenditures, interest payments and investments in line with TRWH’s business strategy. TRWH believes that future operating cash flows will be sufficient to meet future operating and internal investing cash for the next 12 months. Furthermore, existing cash balances and availability of additional borrowings under revolving credit facilities provide additional potential sources of liquidity should they be required.

Financing Arrangements

TRWH had $404.6 million outstanding under its credit facility, as amended, at September 30, 2018, including $343.6 million principal amount of its LIBOR plus 3.5% (5.79% at September 30, 2018) term loan due July 2020 and $61.0 million outstanding under TRWH’s $100.0 million revolving credit facility that expires in January 2020. As of September 30, 2018, TRWH was in compliance with the covenants of all of its debt agreements.

Contractual Obligations and Commitments

There have been no material changes to TRWH’s contractual obligations and commitments outside the ordinary course of business from those disclosed in the Dover Downs Preliminary Proxy Statement.

Off-Balance Sheet Arrangements

TRWH is not party to any off-balance sheet transactions except for operating leases and multi-employer defined benefit plans as disclosed within the accompanying condensed consolidated financial statements. TRWH has no guarantees or obligations other than those which arise out of normal business operations.

Qualitative and Quantitative Disclosures about Market Risk

TRWH’s primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. TRWH is exposed to changes in interest rates primarily from variable rate long-term debt arrangements. TRWH does not believe that fluctuations in interest had a material effect on its business, financial condition or results of operations during the nine months ended September 30, 2018.

Inflation generally affects TRWH by increasing its cost of labor. TRWH does not believe that inflation had a material effect on its business, financial condition or results of operations during the nine months ended September 30, 2018.

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